Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Matthew K Kerfoot matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

August 23, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Mr. Coy Garrison

Re:	Frontier Funds

Post-Effective Amendment to Form S-1

Filed September 25, 2017

File No. 333-210313

Dear Mr. Garrison:

This letter responds to comments of the U.S. Securities and Exchange Commission (the “SEC”) staff on Post-Effective Amendment No. 1 (the “PEA”) to Frontier Funds’ registration statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933, as amended, filed with the SEC on September 25, 2017. The PEA contains information about the three series (each a “Fund” and collectively, the “Funds”) of Frontier Funds (the “Trust” and together with the Funds, each a “Registrant” and collectively, the “Registrants”). The SEC staff’s comments were provided by you to Patrick J. Kane via email on October 19, 2017.

Throughout this letter, capitalized terms have the same meaning as in the PEA, unless otherwise noted. Summaries of the SEC staff’s comments, followed by the related responses of the Registrants, are set forth below:

General:

1.	Comment: We note that the PEA incorporates by reference your annual report on Form 10-K for the year ended December 31, 2016, as filed on March 31, 2017. We further note that you filed a revised Form 10-K on April 3, 2017 and that you filed quarterly reports on Form 10-Q on May 15, 2017 and August 14, 2017. Please revise the PEA to incorporate by reference the foregoing and all other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) or proxy or information statements filed pursuant to Section 14 of the Exchange Act since the end of the fiscal year.  Refer to General Instruction VII and Item 12 of Form S-1.

Response: The Registrants have revised the disclosure consistent with this comment.

2.	Comment: We note that your allocation, past performance, and net asset value disclosures are as of March 31, 2017. Please revise to update these disclosures with data as of a more recent date, or advise us why it is appropriate to include such information as of March 31, 2017.

Response: The Registrants have updated the respective allocation, past performance and net asset value disclosures as of December 31, 2017.

3.	Comment: Please revise the PEA to include information required in Part II of Form S-1.

Response: The Registrants have revised the disclosure consistent with this comment.

4.	Comment: We note that the PEA is unsigned. Please revise to include the signatures of your principal executive officer or officers, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. Refer to Instruction 1 to Signatures on Form S-1 for guidance.

Response: The Registrants have revised the disclosure consistent with this comment.

The Managing Owner and CPO:

5.	Comment: We note your disclosure on page 50 that you have included the background information on the principals of the managing owner and Wakefield Advisors, LLC, but we can only locate such disclosure for the principals of Wakefield Advisors, LLC on pages 52-54. Please revise to include the background information on the principals of the managing owner.

Response: The Registrants note that Patrick J. Kane, Patrick F. Hart and Michael B. Egan II serve as the principals of both the managing owner and Wakefield Advisors, LLC and are indicated as such under the caption “Principals of the Managing Owner and Wakefield.” Accordingly, the Registrants respectfully decline to revise the disclosure in response to this comment.

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6.	Comment: We note your disclosure, here and elsewhere in the filing, that the “managing owner has delegated it commodity pool operator responsibilities to Wakefield Advisors, LLC.” Please revise your disclosure to clarify the relationship between the managing owner and Wakefield Advisors, LLC, including whether there is an agreement in place between the managing owner and Wakefield Advisors, LLC or their respective affiliates. If applicable, please also describe the material terms of any such agreement, including provisions pertaining to fees payable and termination provisions. Additionally, please tell us what considerations you have given to filing any such agreement as an exhibit to the PEA. Please refer to Items 404 and 601(b)(10) or Regulation S-K.

Response: The Registrants have revised the disclosure consistent with this comment. Additionally, the Registrants will file a form of Commodity Pool Operator Delegation Agreement in accordance with this comment as part of a post-effective amendment to the Registration Statement.

Trading Limitations, Policies and Swaps – Swaps:

7.	Comment: We note your disclosure on page 32 that Frontier Diversified Fund and Frontier Long/Short Commodity Fund each invest in certain reference programs through total return swaps with Deutsche Bank AG. Please revise to provide a description of the platform through which you enter into these swap transactions. Please also disclose the material terms of these swap transactions and explain how the reference indices are constructed, whether the composition and weighting of the indices may be adjusted, and how returns are determined. Additionally, please clarify the roles of Deutsche Bank AG and the trading advisors in connection with the construction and rebalancing of the indices.

Response: The Registrants have revised the disclosure consistent with this comment.

8.	Comment: Please revise your disclosure to explain the factors you consider in determining whether to allocate assets to trading advisors versus entering into swaps tied the performance of the relevant trading advisors programs.

Response: The Registrants have revised the disclosure consistent with this comment.

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Should you have any questions or comments, please contact the undersigned at 212.641.5694.

Sincerely,

/s/ Matthew K. Kerfoot

Matthew K. Kerfoot